UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For June 9, 2004

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News release issued by PrimeWest Energy announcing its September 2004 distribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:          s/ Dennis G. Feuchuk

Name:     Dennis G. Feuchuk
                                                            Title:        Vice President, Finance &
                                                                            Chief Financial Officer

Date: August 3, 2004

PRIMEWEST ENERGY TRUST ANNOUNCES A 10% INCREASE IN DISTRIBUTION LEVEL FOR SEPTEMBER 2004

August 3, 2004

FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces that the distribution payable September 15th, 2004 will be $0.275 Canadian per trust unit payable to all unitholders of record on August 23rd, 2004.  The ex-distribution date will be August 19th, 2004.

Continued strength in oil and gas prices, higher production levels, a strong balance sheet, and the expiry of a portion of the out-of-the-money hedges all contributed to this increase of 10% in the distribution level.

Using a Canadian dollar to U.S. dollar exchange ratio of 1.32, this distribution amount would be approximately U.S.$0.208 per unit.  The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven
Manager, Investor Relations
403-699-7367
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825